NU-MED PLUS, Inc.

455 E 500 S Suite 205

Salt Lake City, Utah 84111

January 29, 2013

Brian Soares, Esq.

Russell Mancuso, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Nu-Med Plus, Inc.

Registration Statement on Form 10

Filed December 10, 2012

File No. 000-54808

Dear Mr. Soares:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated January 23, 2013, are quoted below and are followed in each case by the Company’s response thereto.

Products, page 4

Comment No. 1

Refer your disclosure added in the paragraph following the paragraph that you numbered “3.” If the FDA clearance and approval that you mention refers to clearance and approval of other companies’ products, please say so clearly. From your current disclosure in this section, it is unclear whether the FDA (1) requires each company that sells a substance to obtain FDA clearance before sale or (2) clears “uses” of a substance regardless of the company that produces the product. Please revise to clarify.

Response

Additional disclosure and clarification has been added to reflect that both our equipment and compound do have to be approved by the FDA regardless of whether a particular “use” has already been approved.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

Comment No. 2

Please clarify whether the $100,000 note issued to “a consultant” is the same $100,000 note you issued to SCS. In the middle of the second paragraph of this section, you seem to be referring to two $100,000 notes.

Response

Additional disclosure has been added to clarify there is only one note.

Comment No. 3

You disclose in the second paragraph of this section that the consultants’ shares will be earned over four years. Please reconcile that statement with the thirty-six month period mentioned at the end of that paragraph and the three-year period mentioned in your Rule 144 disclosure. Also ensure that your response is consistent with the terms of the agreements that you have filed as exhibits.

Response

The actual dates have been added for clarification purposes.

Comment No. 4

Refer to the last sentence on page 19. If Mr. Boyce and Mr. Tait are CEO and vice president as well as directors of Reflect Scientific, please revise your disclosure regarding them being “employees” of Reflect to clarify.

Response

Additional disclosure has been added reflecting their status as employees and directors.

Common Stock, page 21

Comment No. 5

Refer to your response to prior comment 14. It is unclear how your Articles of Incorporation address the voting rights of your issued common stock such that the introductory clause to section 2.11 of your bylaws would preclude the board from changing those rights. Also, if your articles do address those rights, it is unclear what the purpose of the first paragraph of section 2.11 of your bylaws is. Please advise.

Response

We believe the provisions are consistent and our prior response is correct.  Our articles of incorporation, which incorporate terms directly from the Utah Statutes, state the directors can only modify or set preferences for shares “before the issuance of any shares of that class” and “alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares.”  The articles further state until another class of stock is designated “the Common Stock shall have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.”  Additionally, the bylaws specifically differ to the articles when the bylaws state “[U]nless otherwise provided in the articles of incorporation.”  Utah statute further provides in Utah Revised Business Corporation Act Section 16-10a-601, “[I]f more than one class of shares is authorized, the articles of incorporation shall prescribe a distinguishing designation for each class, and prior to the issuance of shares of a class the preferences, limitations, and relative rights of that class shall be described in the articles of incorporation.”  Again as in the articles, the statute is clear the designations have to be set for shares prior to issuance.  Neither the Utah Revised Business Corporation Act nor the Articles allow the designation of shares to be changes after issuance without shareholder approval.  As such, although the bylaws can be amended by the directors, they would not have authority to amend the bylaws to be inconsistent with the articles or statutes by changing the rights of outstanding shares.  The bylaw provision in section 2.11 only clarifies the articles which designated the “common stock” as having the voting rights which has been set on a one for one basis.  As previously indicated and provided for in a risk factor, the board of directors can change the designation and voting rights of unissued share classes but not the issues share classes without a vote of the class of stock such action applies.

Comment No. 6

We note your response to prior comment 15. However, Article IV of exhibit 3.01 refers specifically to Section 61-6-

12 of the Utah Code Annotated, while your disclosure on page 21 refers more broadly to Section 61-6-1 et. seq. as being inapplicable to your securities. Please revise or advise.

Response

The section reference has been corrected to Section 61-6-12.

Note 10. Subsequent events, page F-9

Comment No. 7

With respect to your disclosure of the November 14, 2012, $100,000 convertible promissory note with a consultant, you state that the note is convertible into shares of common stock at a conversion price to be agreed upon immediately prior to conversion. Please tell us how you are accounting for the conversion feature of the debt and why. Cite the accounting literature that you relied upon.

Response

ASC 815-15-25-51 states “[t]he changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) shall be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Subtopic.(For example, if the common stock was not readily convertible to cash, a conversion option that requires purchase of the common stock would not be accounted for as a derivative instrument.)”  Because the Company’s common stock is not yet traded on an exchange any shares issued in connection with the conversion feature included in this note would not be readily convertible into cash precluding accounting for this feature as an embedded derivative.  The Company has also considered whether the conversion feature included in the note is considered a beneficial conversion feature.  ASC 470-20-25-5 states “An embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.”  ASC 470-20-30-6 further states that “Intrinsic value shall be calculated at the commitment date (see paragraphs 470-20-30-9 through 30-12 : ) as the difference between the conversion price (see paragraph 470-20-30-5 : ) and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.” Because the terms of the underlying note agreement do not specify the conversion price the Company is not able to determine the difference between the conversion price and the fair value of the common stock into which the debt is convertible, nor the number of shares into which the debt is convertible.  Therefore at the time of entry into the note no beneficial conversion feature is present with regard to this debt.  Based on these considerations the Company is accounting for this convertible promissory note as if there is no conversion feature present and, in accordance with ASC 470-20-40-5b. because “the debt instrument [does] not contain a substantive conversion feature as of its issuance date (as defined in paragraphs 470-20-30-9 through 30-12), the issuance of equity securities shall be accounted for as a debt extinguishment. That is, the fair value of the equity securities issued should be considered a component of the reacquisition price of the debt.”  As a result, if this debt is ultimately converted the Company will recognize a gain or loss in its statement of operations for the difference between the fair market value of the shares issued in conversion of the debt and the carrying value of that debt.

Comment No. 8

Please disclose the amortization period and method for the prepaid services.

Response

The subsequent event footnote has been revised to reflect the amortization period.

Additionally, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

NU-MED PLUS, INC.

/s/ Jeffrey L. Robins

Jeffrey L. Robins, CEO